April 27, 2018

Putnam Small Cap Growth Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Funds Trust (the “Acquiring Fund Trust”) in connection with the Registration Statement of the Acquiring Fund Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Putnam Small Cap Growth Fund, a series of the Acquiring Fund Trust, with Putnam Capital Opportunities Fund, a series of Putnam Investment Funds (the “Acquired Fund Trust”), and the issuance of shares of Putnam Small Cap Growth Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between the Acquiring Fund Trust, on behalf of Putnam Small Cap Growth Fund, and the Acquired Fund Trust, on behalf of Putnam Capital Opportunities Fund (the “Agreement”) and, solely for purposes of Section 5 thereto, Putnam Investment Management, LLC.

We have examined the Acquiring Fund Trust’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as the Acquiring Fund Trust’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Acquiring Fund Trust is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Putnam Small Cap Growth Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

The Acquiring Fund Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Acquiring Fund Trust. However, the Agreement

and Declaration of Trust disclaims shareholder liability for acts or obligations of the Acquiring Fund Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Acquiring Fund Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the relevant portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP